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                 November 7, 2022

       Paul H. McDowell
       President and Chief Executive Officer
       Orion Office REIT Inc.
       2325 E. Camelback Road, Suite 850
       Phoenix, AZ 85016

                                                        Re: Orion Office REIT
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 2,
2022
                                                            File No. 333-268123

       Dear Paul H. McDowell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Nana McLean at 202-551-4741 or Ruairi Regan at 202-551-3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Samuel M. Kardon, Esq.